FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol RockShox, Inc. ("RSHX.OB")
	SRAM Corporation				2/19/02

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
	1333 N. Kingsbury, 4th Floor					Director	X 10% Owner
(Street)						Officer (give title below)	Other (specify below)
								7.	Individual or Joint/Group Filing
Chicago Illinois 60622									(Check Applicable Line)
	(City)	(State)	(Zip)						Form filed by One Reporting Person X Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		None (See Note 1)		N/A		N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see instruction 5(b)(v).	SEC 1473 (1/3/02)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	N/A

Explanation of Responses:
(1) On February 19, 2002, SRAM Corporation ("SRAM") and Sram Acquisition Corporation ("Merger Sub") entered into a Consent and Voting Agreement (the "Consent and Voting Agreement") with certain stockholders (the "Stockholders") of RockShox, Inc., a Delaware corporation (the "Company"). As a result of a limited voting proxy in the Consent and Voting Agreement granted to SRAM and Merger Sub, each may be deemed to be beneficial owners, for purposes of determining status as a 10% holder, of 7,741,533 shares of the Company's common stock owned by the Stockholders. Neither SRAM nor Merger Sub presently have any pecuniary interest in such shares. The filing of this Form 3 on behalf of each of the Reporting Persons named herein shall not be deemed an admission that such persons are, for purposes of Section 16 of the Exchange Act or otherwise, the beneficial owner of the Company's common stock beneficially owned by the Stockholders. The Consent and Voting Agreement was attached as an annex to the Schedule 14C Information Statement filed by the Company on February 25, 2002, and is incorporated herein by reference.

	/s/ Stanley R. Day, Jr., President	2/28/02
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Page 2 SEC 1473 (1/3/02)

        Pursuant to Instruction 5(b)(v) of The General Instructions to Form 3, this Form 3 is also being filed on behalf of Sram Acquisition Corporation. All of the information set forth in the attached Form 3 for SRAM Corporation is the same for Sram Acquisition Corporation.

Signature of Reporting Person:

Date: February 28, 2002	SRAM ACQUISITION CORPORATION
	By:	/s/ Stanley R. Day, Jr.
	Its:	President